September 28, 2018

VIA EDGAR

Mr. Robert F. Telewicz Jr.
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Commodities, Mailstop 3233
100 F Street, N.E.
Washington, D.C. 20549

Re:    Equity Commonwealth (the “Company”)
Form 10-K for the fiscal year ended December 31, 2017
Filed February 15, 2018 (the “Filing”)
File No. 001-09317

Dear Mr. Telewicz:

The Company is writing in response to your follow-up letter dated September 11, 2018. For your convenience, your original comment in the September 11 letter appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2017

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

1.
We have considered your responses to our prior comments 1 and 2. For each property that was considered ready to market or under consideration on the Company’s disposition pipeline report, please address the following:

•	Explain to us in detail why no impairment charge was taken for each property as of December 31, 2015

•	Tell us the change in facts or assumptions for each property that lead to an impairment charge being taken at a later date.

Company Response:

No impairment charges were taken for the referenced properties as of 12/31/15, as estimated future undiscounted cash flows exceeded carrying values.

Our estimated holding periods as of December 31, 2015 for the referenced properties were:

•	two years for properties classified as ready to market on the Company’s disposition pipeline report; and

•	four years for properties classified as under consideration for sale on the Company’s disposition pipeline report.

Mr. Robert F. Telewicz Jr.
September 28, 2018

The primary reason for impairment after 12/31/15 was shortened holding periods. Per accounting guidelines codified under ASC 360-10-35-17, impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. As a result, when properties were sold, the impairment calculation no longer included undiscounted cash flows from operations over a holding period, but rather compared the carrying value of the property to projected sale proceeds. Selling a property leads to a shorter holding period, and this shortening of holding periods as properties were sold was the primary driver for most of the impairments that occurred after 12/31/15.

Other reasons for impairments after 12/31/15 included decreases in estimated market values due to the loss of a property’s major tenant, as well as changes in estimated market values as new information became available during a property’s marketing process.

For the referenced properties, the primary changes that led to the subsequent impairments were:

•	Reduced holding periods which resulted in lower operating cash flows as properties were brought to market for sale

•	Loss of major tenants

•	Market values, net of credits, below 12/31/15 estimates

The schedule below provides the detailed information with respect to our analyses as of December 31, 2015 and in subsequent periods when impairments were recognized.

Mr. Robert F. Telewicz Jr.
September 28, 2018

Properties Classified as Ready to Market (2-year holding period) on the Company's Disposition Pipeline Report as of December 31, 2015

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
111 Monument Circle - Indianapolis, Indiana (Included in the Midwest Portfolio sale):
At December 31, 2015	$189.3	$181.3	$8.0
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-This large office tower was in the midst of significant re-tenanting

-A two-year holding period was assumed

At Date of Impairment	$145.4	$171.8	$(26.4)	6/30/2016	8/25/2016
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-In May 2016, a large tenant terminated its lease and paid a $16.3 million termination fee

-In May 2016, a replacement tenant was found for substantially all of the terminated space

-Given the new lease, a prospective buyer showed interest in a portfolio which included this property

-Receipt of the termination fee, the shortened holding period due to the sale and a $20 million credit to the buyer for costs related to the new lease led to the impairment

101-115 W. Washington Street - Indianapolis, Indiana (Included in the Midwest Portfolio sale):
At December 31, 2015	$77.5	$67.2	$10.3
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

At Date of Impairment	$51.1	$66.4	$(15.3)	6/30/2016	8/25/2016
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-The large lease signed at 111 Monument Circle (above) increased buyer interest for a portfolio sale which included this property and three others

-The shortened holding period due to the sale led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
100 East Wisconsin Avenue - Milwaukee, Wisconsin (Included in the Midwest Portfolio sale):
At December 31, 2015	$90.7	$71.9	$18.8
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value
-A two-year holding period was assumed

At Date of Impairment	$68.5	$70.6	$(2.1)	6/30/2016	8/25/2016
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-The large lease signed at 111 Monument Circle (above) increased buyer interest for a portfolio sale which included this property and three others
-The shortened holding period due to the sale led to the impairment

111 Market Place - Baltimore, Maryland:
At December 31, 2015	$57.5	$52.4	$5.1
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-The assumed marketing timeframe for this property was two years

-Near term cash flow was high relative to the estimated value given property specific leasing challenges

At Date of Impairment	$44.1	$50.6	$(6.5)	12/31/2016	1/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-The marketability of the property benefited from the execution of a significant new lease in July 2016

-The shortened holding period following the new lease and resulting sale led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
25 S. Charles Street - Baltimore, Maryland:
At December 31, 2015	$46.0	$26.1	$19.9
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

-Near term cash flow was high relative to estimated value given property specific leasing challenges

-In September 2015, the property’s major tenant executed a lease extension to September 2018

At Date of Impairment	$23.3	$24.6	$(1.3)	3/31/2017	4/17/2017
-Primary reason for subsequent impairment: loss of major tenant

-In 2017, the property’s major tenant informed the Company that it would not be renewing its lease

-The loss of this tenant decreased the property's market value and led to the impairment

820 W. Diamond - Gaithersburg, Maryland (Included in the Five-Property Portfolio sale):
At December 31, 2015	$28.9	$22.2	$6.7
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

At Date of Impairment	$19.3	$25.2	$(5.9)	6/30/2017	7/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-As of 6/30/17, this property was included in a five-property portfolio disposition

-The shortened holding period as a result of the property sale led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
2250 Pilot Knob Road - Mendota Heights, Minnesota (Included in the Five-Property Portfolio sale):
At December 31, 2015	$6.6	$3.9	$2.7
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

At Date of Impairment	$3.3	$4.1	$(0.8)	6/30/2017	7/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-As of 6/30/17, this property was included in a five-property portfolio disposition

-The shortened holding period as a result of the property sale led to the impairment

411 Farwell Avenue - South St. Paul, Minnesota (Included in the Five-Property Portfolio sale):
At December 31, 2015	$22.6	$12.8	$9.8
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

At Date of Impairment	$11.3	$12.4	$(1.1)	6/30/2017	7/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-As of 6/30/17, this property was included in a five-property portfolio disposition

-The shortened holding period as a result of the property sale led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
Danac Stiles Business Park - Rockville, Maryland (Included in the Five-Property Portfolio sale):
At December 31, 2015	$55.7	$46.6	$9.1
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A two-year holding period was assumed

At Date of Impairment	$41.1	$51.0	$(9.9)	6/30/2017	7/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-As of 6/30/17, this property was included in a five-property portfolio disposition

-The shortened holding period as a result of the property sale led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

Properties Classified as Under Consideration (4-year holding period) on the Company's Disposition Pipeline Report as of December 31, 2015

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
4700 Belleview Avenue - Kansas City, Missouri (Included in the Five-Property Portfolio sale):
At December 31, 2015	$10.5	$6.1	$4.4
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A four-year holding period was assumed

At Date of Impairment	$5.6	$6.3	$(0.7)	6/30/2017	7/31/2017
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-As of 6/30/17 this property was included in a five-property portfolio disposition

-The shortened holding period as a result of the property sale led to the impairment

625 Crane Street - Aurora, Illinois:
At December 31, 2015	$2.9	$1.5	$1.4
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A four-year holding period was assumed

-The company pursued a claim against the sole tenant of the property for substantial damage to the property

-Despite the claim against the tenant, recurring rental payments were being collected

At Date of Impairment	$—	$1.5	$(1.5)	12/31/2016	12/26/2017
-Primary reason for subsequent impairment: substantial damage to the property and no anticipated future cash flows

-The company negotiated a $1.75 million lease termination agreement with the tenant

-The substantial damage caused by the tenant eliminated the ability to re-tenant the building which led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
Cabot Business Park Land - Mansfield, Massachusetts:
At December 31, 2015	$1.1	$1.0	$0.1
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A four-year holding period was assumed

-The property was an undeveloped land parcel encumbered by a right of first offer

-The property had insignificant operating costs and no operating revenue

At Date of Impairment	$0.6	$1.0	$(0.4)	12/31/2016	3/30/2017
-Primary reason for subsequent impairment: actual sale price lower than 12/31/15 estimate

-The company wrote down the value of the property to what was agreed to in a purchase and sale contract

-The write down to market value led to the impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
97 Newberry Road - East Windsor, Connecticut:
At December 31, 2015	$19.6	$12.9	$6.7
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A four-year holding period was assumed

-The property is a single-tenant building generating significant cash flow

-The tenant’s lease expires May 31, 2020

At Date of Impairment	$8.0	$12.0	$(4.0)	3/31/2018	Still held
-Primary reason for subsequent impairment: revised estimate of value based on short remaining lease term at a single tenant property

-Our carrying value exceeded brokers' opinions of value in early 2018

-The short remaining lease term and uncertainty about securing a renewal lease complicated the valuation and the timing of a sale

-The current estimates of value and uncertainly around timing of a sale led to the property’s impairment

Mr. Robert F. Telewicz Jr.
September 28, 2018

	Estimated Undiscounted Cash Flows	Carrying Value	Excess Estimated Undiscounted Cash Flows Over (Under) Carrying Value	Date of Impairment	Date of Sale	Rationale
(Dollars in millions)
777 East Eisenhower Parkway - Ann Arbor, Michigan:
At December 31, 2015	N/A	N/A	N/A
-As of 12/31/15, the undiscounted cash flows from the use and eventual disposition of the property during the assumed holding period exceeded the property’s carrying value

-A four-year holding period was assumed

-The building was part of a two-building office campus and the impairment analysis was completed as one combined property

At Date of Impairment	$21.7	$29.8	$(8.1)	3/31/2018	8/20/2018
-Primary reason for subsequent impairment: reduced holding period due to the sale of the property

-In December 2017, the campus was subdivided into two properties and the adjacent property was sold

-A major tenant vacated in February 2017

-The decision was made to market the property for sale

-A subsequent broker opinion of value and the shortened holding period as a result of the sale led to an impairment at the property

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above to the extent necessary. Please call me at 312-646-2839 if you have any questions or require additional information.

Sincerely,

Equity Commonwealth

By: /s/ Adam Markman
Adam Markman
Treasurer & Chief Financial Officer